UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                         TELECOMMUNICATION PRODUCTS INC.
                         -------------------------------
                                (Name of Issuer)


                      Common Stock (no par value per share)
                      -------------------------------------
                         (Title of Class of Securities)


                                   879282 20 0
                                 --------------
                                 (CUSIP Number)

                              Paul J. Hanley, Esq.
                            Grimshaw & Harring, P.C.
                         1700 Lincoln Street, Suite 3800
                           Denver, Colorado 80203-4538
                                 (303) 839-3800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 23, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                                  Page 1 of 8 Pages

CUSIP NO.:  879282 20 0               13D                      Page 2 of 8 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Russell

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  USE SOURCE OF FUNDS (See Instructions)

     00
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                [  ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ireland
--------------------------------------------------------------------------------
               (7)   SOLE VOTING POWER:
                     19,231,092
   NUMBER OF   -----------------------------------------------------------------
    SHARES     (8)   SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH      (9)   SOLE DISPOSITIVE POWER:
   REPORTING         19,231,092
    PERSON     -----------------------------------------------------------------
     WITH      (10)  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,231,092
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [  ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  879282 20 0               13D                      Page 3 of 8 Pages


ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share (such shares "Telecommunication Products Common Stock"), of Telecommunication Products Inc., a Colorado corporation ("Telecommunication Products"). The principal executive offices of Telecommunication Products are located at Telecommunication Products, Inc., 9171 Willshire Blvd. #B, Beverly Hills, CA 90210.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Robert Russell.

     (b) The business address of Mr. Russell is 9171 Willshire Blvd. #B, Beverly Hills, CA 90210.

     (c) Mr. Russell is presently the President of Telecommunication Products, a software development and licensing company specializing in video and audio interactive telecommunications. Its address is 9171 Willshire Blvd. #B, Beverly Hills, CA 90210.

     (d)-(e) During the last five years, Mr. Russell has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Russell is a citizen of Ireland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described below, pursuant to the terms of a Merger Agreement (as defined below), Mr. Russell acquired 19,231,092 shares of Telecommunication Products Common Stock upon the closing of the Merger (as defined below). Mr. Russell acquired such stock in exchange for 1,800,664 shares of stock he held in ISA (as defined below). The source of funds used by Mr. Russell to acquire his stock of ISA was personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     (a)-(j) On June 25, 2002, Mr. Russell, Telecommunication Products and Interleisure, S.A., a Dominican Republic corporation, of which Mr. Russell was the principal shareholder ("ISA"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is Exhibit 1 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger Agreement. The Merger Agreement provides, among other things, for the merger of ISA with and into Telecommunication Products (the "Merger") with Telecommunication Products being the corporation surviving the Merger (the "Surviving Corporation").

CUSIP NO.:  879282 20 0               13D                      Page 4 of 8 Pages


     Pursuant to the Merger Agreement, at the effective time of the Merger on January 23, 2002 (the "Effective Time"), each share of ISA Stock issued and outstanding immediately prior to the Effective Time ceased to exist and was converted into the right to receive 10.68 shares of common stock, no par value per share, of Telecommunication Products (the "Telecommunication Products Common Stock"). Mr. Russell held 1,800,664 shares of ISA stock immediately prior to the Merger. As a consequence of the Merger, Robert Russell was issued 19,231,092 shares of Telecommunication Products Common Stock, and ISA was merged into Telecommunication Products.

     As provided by the Merger Agreement, all prior officers and directors resigned at the Effective Time. Robert Russell became the new President of Telecommunication Products and Dennis H. Johnston became a Vice President, Secretary, and Treasurer. Mr. Russell, Mr. Johnson, and James Johnson also became directors of Telecommunication Products as of the Effective Time. In connection with the acquisition of the Telecommunication Products Common Stock by Mr. Russell, he has the power to cause the Board of Directors to resign and to appoint new members to the Board of Directors. Mr. Russell intends to exercise such power.

     The foregoing summary of the Merger Agreement does not purport to be complete and are qualified in its entirety by reference to the text of such Merger Agreement which is Exhibits 1 hereto.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference) or the Merger Agreement, Robert Russell does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) By reason of its execution of the Telecommunication Products Stock Option Agreement, Robert Russell may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 19,231,092 shares of Telecommunication Products Common Stock Accordingly, Mr. Russell might be deemed to beneficially own 19,231,092 shares of Telecommunication Products Common Stock (or approximately 77.3% of the outstanding shares of Telecommunication Products Common Stock based upon the 24,873,800 shares of Telecommunication Products Common Stock outstanding on February 1, 2002.

     (c) Mr. Russell has not effected any transaction in Telecommunication Products Common Stock during the past 60 days, except for his acquisition of the Telecommunication products Common Stock pursuant to the Merger.

     (d) Robert Russell has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 19,231,092 shares of Telecommunication Products Common Stock issued to him pursuant to the Merger Agreement. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

CUSIP NO.:  879282 20 0               13D                      Page 5 of 8 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Robert Russell has personally guaranteed indebtedness in the amount of $15,000 from Telecommunication Products to Grimshaw & Harring, P.C. Mr. Russell has pledged the 19,231,092 shares of Telecommunication Products Common Stock issued to him to secure such indebtedness pursuant to a Pledge Agreement dated January 23, 2002, a copy of which is attached as Exhibit 2 and incorporated herein by reference (the "Pledge Agreement"). The $15,000 is due and payable on or before February 28, 2002.

     Except as provided in the Pledge Agreement and the Merger Agreement, the Telecommunication Products Stock or as set forth in other Items of this Statement (which Items are incorporated hereby by reference), Robert Russell does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Telecommunication Products, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Agreement and Plan of Merger, dated as of June 25, 2001, by and among Telecommunication Products, Inc., Interleisure, S.A. and the shareholders of Interleisure, S.A. (incorporated by reference to the Telecommunication Product's Proxy Statement dated September 11, 2001).

     Exhibit 2 - Pledge Agreement, dated January 23, 2002, between Robert Russell and Grimshaw & Harring, P.C.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 4, 2002





                                              /s/ Robert Russell
                                              ----------------------------------
                                              Name:  Robert Russell

CUSIP NO.:  879282 20 0               13D                      Page 6 of 8 Pages


                                   EXHIBIT 2
                                   ---------


                                PLEDGE AGREEMENT

     This Pledge Agreement is entered into as of the 23rd day of January, 2002, between Robert Russell ("Russell") and Grimshaw & Harring, P.C. ("Grimshaw & Harring").

                                    Recitals

     A. Telecommunication Products, Inc. ("Telpro") is indebted to Grimshaw & Harring for legal fees due and owing in an amount in excess of $15,000 as of the date hereof (the "Debt");

     B. Telpro has executed and delivered a promissory note (the "Note") as of the date hereof in the amount of $15,000 to Grimshaw & Harring to evidence such indebtedness;

     C. Russell is the President and Chief Executive Officer of Telpro and is a significant shareholder of Telpro, owning shares of Telpro common stock (the "Shares"); and

     D. Russell has guaranteed the note and desires to pledge the Shares to secure the payment of the Note.

                                    Agreement

     In consideration of the above recitals, which are expressly made a part of this Agreement, and the mutual promises set forth herein, and for other valuable consideration, the parties do hereby agree as follows:

     1. Indebtedness: Telpro is indebted to Grimshaw & Harring for the Debt. The Debt is evidenced by the Note. The Note shall be repaid, together with interest and other amounts, in accordance with this Agreement and the Note.

     2. Pledge: To secure the payment and performance in full of all obligations of Telpro and Russell evidenced by the Note and all other indebtedness, liabilities, and obligations of every kind, nature, and description owing by Telpro to Grimshaw & Harring, Russell hereby pledges, hypothecates, and grants to Grimshaw & Harring a security interest in the Shares. Upon the execution of this Agreement, Russell shall deliver to Grimshaw & Harring the original certificate for such pledged Shares and a stock power transferring such Shares, duly endorsed by Russell. Grimshaw & Harring shall hold such pledged Shares as security for payment of the Note. Grimshaw & Harring shall not encumber or dispose of such pledged Shares, except in accordance with the provisions of
Section 9 of this Agreement.

     3. Cash Distributions: Russell agrees that each cash distribution and any other amount received by Russell as a result of his record ownership of such pledged Shares ("Payment") shall be applied by Grimshaw & Harring and Russell as follows: (i) Russell shall first be entitled to retain the portion of each such Payment that equals the net amount of any federal, state, and local taxes ("Taxes") attributable to the Payment; (ii) then any remaining amount of any Payment shall be retained by Grimshaw & Harring and shall be applied against the outstanding principal balance of the Note; (iii) then any remaining amount shall be applied against accrued interest on the Note; and (iv) then any balance may

CUSIP NO.:  879282 20 0               13D                      Page 7 of 8 Pages


be retained by Russell. For purposes of determining the amount of Taxes attributable to the Payment to be retained by Russell, Russell shall be deemed to pay United States federal, state, and local income taxes on such Payment at the highest marginal rates applicable to an individual in the calendar year in which the Payment is made, and the entire amount of the Payment shall be deemed to constitute taxable income to Russell, regardless of whether Russell actually incurs an income tax liability with regard to such Payment.

     4. Voting Rights: During the term of this pledge, as long as Russell is not in default under this Agreement or the Note, Russell shall have the right to vote such pledged Shares. If Russell is in default under this Agreement or the Note, Grimshaw & Harring shall have the right to vote such pledged Shares.

     5. Adjustments: In the event that, during the term of this pledge, any securities dividend, reclassification, reorganization, readjustment, or other change is declared or made in the capital structure of Telpro, all new, substituted, or additional Shares or other securities issued by reason of any such change shall be held by Grimshaw & Harring under the terms of this Agreement and in the same manner as the Shares originally pledged hereunder.

     6. Warrants and Rights: In the event that, during the term of this pledge, subscriptions, warrants, or any other rights or options shall be issued in connection with such pledged Shares, such warrants, rights, and options shall be immediately assigned by Grimshaw & Harring to Russell and, if exercised by Russell, all new Shares or other securities so acquired by Russell shall be immediately pledged to Grimshaw & Harring to be held under the terms of this Agreement in the same manner as the Shares originally pledged hereunder.

     7. Payment of Loan: Upon payment of the Note in full pursuant to the terms thereof, Grimshaw & Harring shall deliver to Russell all such pledged Shares and the stock power covering such pledged Shares.

     8. Events of Default. Russell shall be in default under this Pledge Agreement upon the happening of any of the following events or conditions ("Events of Default"): (i) default in making any payment to Grimshaw & Harring under the Note; (ii) any other default under the Note; (iii) any event of default under this Agreement; (iv) the failure of any warranty, representation, or statement of Russell in this Agreement to be true in any respect when made or furnished; (v) the failure of Telpro to perform or observe any covenant or agreement of Telpro with Grimshaw & Harring, including, but not limited to, those contained herein; (vi) the seizure, taking, or subjecting to a lien of any of such pledged Shares by any third party pursuant to any legal action, security interest, lien, or other encumbrance; (vii) insolvency (however expressed or defined) of Telpro; (viii) appointment of a receiver of any part of the property of Telpro, assignment for the benefit of creditors by Telpro, or the commencement of any proceedings under any bankruptcy, reorganization, insolvency, or other law relating to the relief of debtors by or against Telpro; and (ix) any action or circumstance where Grimshaw & Harring reasonably deems itself to be insecure hereunder.

     9. Remedies. Upon the occurrence of any Event of Default, Grimshaw & Harring may without notice or demand declare this Pledge Agreement in default, and thereafter Grimshaw & Harring shall have the remedies of a secured party under the Uniform Commercial Code as then in effect in the State of Colorado

CUSIP NO.:  879282 20 0               13D                      Page 8 of 8 Pages


(the "UCC"). Russell hereby waives all such notices required by the UCC, except such notice as is expressly provided for hereunder or is not waivable under applicable law. Russell agrees to pay to Grimshaw & Harring all expenses
(including reasonable attorneys' fees) of or incidental to the sale or disposition of such pledged Shares or enforcement of any terms or conditions of this Pledge Agreement.

     10.  Miscellaneous.

         (a) No Event of Default shall be deemed waived by Grimshaw & Harring, except in writing, and no waiver of any right under this Pledge Agreement shall operate as a waiver of any other or similar right, or of the same right, on another occasion.

         (b) Russell appoints Grimshaw & Harring its true and lawful attorney to prepare, execute, and sign any financing statements in order to protect its interest in the Shares and to sign the name of Russell with the same force and effect as if signed by Russell, and to file such statement in the proper state and counties as required.

         (c) This Pledge Agreement shall be governed by the laws of the State of Colorado and all terms used herein, unless otherwise defined, shall have the meaning set forth in the Uniform Commercial Code as adopted in the State of Colorado.

         (d) All rights of Grimshaw & Harring shall inure to the benefit of its assigns and successors; all duties of Russell shall be binding on his successors.

     IN WITNESS WHEREOF, the parties have duly signed this Pledge Agreement as of the date first above written.




/s/ Robert Russell
--------------------------------------------
Robert Russell


GRIMSHAW & HARRING, P.C.



By: /s/ Paul J. Hanley
    ----------------------------------------
    Paul J. Hanley, Vice President